Exhibit 99.1

Genius Group increases Bitcoin Treasury to 100 Bitcoin.

SINGAPORE, June 16, 2025 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, today announced that further to the favorable ruling by the U.S. Court of Appeals on May 6, 2025, allowing Genius Group to resume buying Bitcoin, the Company has increased its Bitcoin Treasury by 52% to 100 Bitcoin.

Over the last month, the Company has increased its Bitcoin Treasury by an additional 52%, with the purchase of 34 Bitcoin. The Company currently holds 100 Bitcoin purchased for $10.06 million, at an average price of $100,600 per Bitcoin.

The Company maintains its target to build its Treasury to 1,000 Bitcoin.

Roger Hamilton, CEO of Genius Group, said “We launched our Bitcoin Treasury in November 2025, and believe we were one of the first Bitcoin Treasury companies on the New York Stock Exchange (NYSE) American. We also believe that subsequent to our announcement, we were one of the only companies legally prevented from buying Bitcoin by a US court.”

“We’re pleased to be able to have regained the right to manage our company’s capital in the way our Board and shareholders sees fit. Our 100 Bitcoin milestone is a significant step towards our 1,000 Bitcoin target.”

About Genius Group

Genius Group (NYSE: GNS) is an AI powered education group with a Bitcoin-first treasury, delivering education and acceleration solutions for the future of work. Genius Group serves 5.8 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit https://www.geniusgroup.ai/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

For enquiries, contact investor@geniusgroup.ai